FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-221293

DATED JANUARY 21, 2020

STATE STREET CORPORATION

$750,000,000 2.400% Senior Notes due 2030

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	2.400% Senior Notes due 2030

Aggregate Principal Amount:	$750,000,000

Trade Date:	January 21, 2020

Settlement Date*:	January 24, 2020 (T+3)

Maturity Date:	January 24, 2030

Coupon:	2.400%

Price to Public (Issue Price):	99.594%

Yield to Maturity:	2.446%

Benchmark Treasury:	1.750% Notes due November 15, 2029

Benchmark Treasury Price and Yield:	99-27+; 1.766%

Spread to Benchmark Treasury:	+ 68 basis points

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each January 24 and July 24, commencing on July 24, 2020, and on the maturity date

Redemption:	The Issuer may not redeem the notes prior to the maturity date.

Day Count Convention:	30/360

Business Day:	Boston and New York

Business Day Convention:	Following

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477 BG7

ISIN:	US857477BG73

Expected Ratings**:	A1 / A / AA- (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Lloyds Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC

Junior Co-Managers:	Drexel Hamilton, LLC Great Pacific Securities

All terms used and not otherwise defined in this pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated January 21, 2020 (the “Preliminary Prospectus Supplement”).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1 (866) 471-2526, Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146 or Deutsche Bank Securities Inc. toll-free at 1 (800) 503-4611.

*

The underwriters expect to deliver the notes to purchasers on or about January 24, 2020, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing of the notes should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.